UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Jaguar Mining Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

47009M103

(CUSIP Number)

April 3, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47009M103	Page 2 of 12 Pages

1.	Names of Reporting Persons. Revere Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,457,312 **
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,457,312 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,457,312 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% **
12.	Type of Reporting Person (See Instructions) PN

**	See Item 4.

CUSIP No. 47009M103	Page 3 of 12 Pages

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,457,312 **
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,657,312 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,657,312 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7% **
12.	Type of Reporting Person (See Instructions) IA

**	See Item 4.

CUSIP No. 47009M103	Page 4 of 12 Pages

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,457,312 **
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,457,312 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,457,312 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% **
12.	Type of Reporting Person (See Instructions) HC

**	See Item 4

CUSIP No. 47009M103	Page 5 of 12 Pages

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,457,312 **
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,657,312 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,657,312 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7% **
12.	Type of Reporting Person (See Instructions) IN

**	See Item 4.

CUSIP No. 47009M103	Page 6 of 12 Pages

1.	Names of Reporting Persons. Janet Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 20,600 **
	6.	Shared Voting Power 5,457,312 **
	7.	Sole Dispositive Power 20,600 **
	8.	Shared Dispositive Power 5,657,312 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,677,912 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7% **
12.	Type of Reporting Person (See Instructions) IN

**	See Item 4.

CUSIP No. 47009M103	Page 7 of 12 Pages

1.	Names of Reporting Persons. BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV, a société d’investissement à capital variable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 200,000 **
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 200,000 **
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 **
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.002% *, **
12.	Type of Reporting Person (See Instructions) PN

*	Actual percentage listed.
**	See Item 4.

CUSIP No. 47009M103	Page 8 of 12 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Jaguar Mining Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the issuer’s principal executive offices is 67 Yonge Street, Suite 1203, Toronto, Ontario M5E IJ8 Canada.

Item 2(a). Name of Person Filing:

This Schedule 13G is filed by the persons set forth below:

(a)	Revere Capital Partners LP (the “Fund”);

(b)	Revere Capital Partners Investment Adviser LLC (the “Investment Adviser”);

(c)	Revere Partners General Partner LLC (the “General Partner”);

(d)	Carmine Di Palo;

(e)	Janet Di Palo; and

(f)	BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV, a société d’investissement à capital variable (“BG SICAV”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office for each reporting person other than BG SICAV is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211. The address of the principal business office for BG SICAV is 5, Allée Scheffer, L-2520 Luxembourg.

Item 2(c). Citizenship:

The Fund is a Delaware limited partnership. The Investment Adviser and the General Partner are Delaware limited liability companies. Carmine Di Palo is a citizen of Italy. Janet Di Palo is a citizen of the United States. BG SICAV is organized under the laws of Luxembourg.

Item 2(d). Title of Class of Securities:

Common Stock, no par value.

Item 2(e). CUSIP Number:

47009M103.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E); (1)

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No. 47009M103	Page 9 of 12 Pages

(g) ☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); (2)

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

(1)	Revere Partners Investment Adviser LLC.
(2)	Revere Partners General Partner LLC, Carmine Di Palo and Janet Di Palo.

Item 4. Ownership.

As of April 3, 2013:

(a)	Amount beneficially owned:

The Fund directly beneficially owns 5,457,312 shares. BG SICAV directly beneficially owns 200,000 shares. Janet Di Palo directly beneficially owns 20,600 shares.

The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 5,457,312 shares owned directly by the Fund. Carmine Di Palo and Janet Di Palo are the managers of the General Partner and may be deemed, therefore, to share beneficial ownership of the 5,457,312 shares owned directly by the Fund. The Investment Adviser has been granted voting and dispositive power with regard to the 5,457,312 shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

The Investment Adviser has been granted dispositive power with regard to the 200,000 shares directly owned by BG SICAV and may be deemed, therefore, to share beneficial ownership of such shares. Carmine Di Palo and Janet Di Palo are the managers of the Investment Adviser and may be deemed, therefore, to share beneficial ownership of the 200,000 shares directly owned by BG SICAV.

(b) Percent of class: 6.7% (all reporting persons), based on 84,409,648 shares outstanding as of December 31, 2012, as reported in the Issuer’s Annual Report on Form 40-F filed on March 22, 2013.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Janet Di Palo has the sole power to vote or direct the vote of 20,600 shares owned by her directly. BG SICAV has the sole power to vote or direct the vote of 200,000 shares held by it directly.

(ii) Shared power to vote or to direct the vote:

The Fund, the Investment Adviser, the General Partner, Carmine Di Palo and Janet Di Palo may be deemed to have shared power to vote or to direct the vote of 5,457,312 shares held directly by the Fund.

(iii) Sole power to dispose or to direct the disposition of:

Janet Di Palo has the sole power to dispose or direct the disposition of 20,600 shares owned by her directly.

(iv) Shared power to dispose or to direct the disposition of:

The Fund, the Investment Adviser, the General Partner, Carmine Di Palo and Janet Di Palo may be deemed to have shared power to dispose or to direct the disposition of 5,457,312 shares held directly by the Fund. The Investment Adviser, Carmine Di Palo, Janet Di Palo and BG SICAV may be deemed to have shared power to dispose or to direct the disposition of 200,000 shares held directly by BG SICAV.

CUSIP No. 47009M103	Page 10 of 12 Pages

Item 5. Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 47009M103	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2013

REVERE PARTNERS INVESTMENT ADVISER LLC

By	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP

By: Revere Partners General Partner LLC, its general partner

By	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By	/s/ Carmine Di Palo
Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

/s/ Janet Di Palo
Janet Di Palo

BG SICAV US EQUITY VALUE AND SPECIAL OPPORTUNITIES, a sub-fund of BG SICAV, a société d’investissement à capital variable

By	/s/ Marylène Alix
Marylène Alix, Authorized Officer

CUSIP No. 47009M103	Page 12 of 12 Pages

EXHIBIT A

IDENTIFICATION OF REPORTING PERSONS

Identification of Filing Persons:

Revere Partners Investment Adviser LLC

Revere Capital Partners LP

Revere Partners General Partner LLC

Carmine Di Palo

Janet Di Palo

BG SICAV US Equity Value and Special Opportunities, a sub-fund of BG SICAV, a société d’investissement à capital variable

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.